Exhibit 99.77(i)

ITEM 77I - Terms of new or amended securities

At the March 14, 2013 Board Meeting, the Board of Trustees of ING Variable Funds (“IVF”) approved the renewal of the 12b-1Plan fee waiver letter agreement under which IID waives an amount equal to:  (1) 0.05% per annum computed on the average daily net assets attributable to Class A shares of ING Growth and Income Portfolio; and (2) 0.10% per annum, computed based upon the average daily net assets attributable to Service 2 Class shares of IVF.  The 12b-1 Plan fee waiver letter agreements were renewed for an additional one-year period through May 1, 2014.